August 6, 2007

Terry G. Roussel
President and Chief Executive Officer
Cornerstone Growth & Income REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

Re: Cornerstone Growth & Income REIT, Inc.
Amendment No. 3 Form S-11
Filed on July 17, 2007
File No. 333-139704

Dear Mr. Roussel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Table VI – Acquisitions of Properties by Programs for the Period January 1, 2004 through December 31, 2006

1.   Please move this table to Part II of the registration statement. Refer to Instruction 1 to Table VI of Industry Guide 5.

Sales Literature

2.   Please revise your sales literature to provide a brief description of the risks that an investor in this offering may face.

3.   Please revise the description of the stock redemption plan to clarify that no redemptions will be available until you either receive exemptive relief under Regulation M from the SEC or complete the public offering. We note the disclosure on page 110 of the prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jessica Barberich, Accountant, at (202) 551-3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

                                                Sincerely,

                                                Karen J. Garnett
                                                Assistant Director

cc: R. Neil Miler, Esq. (*via facsimile*)
        DLA Piper US LLP